Exhibit No. 11
THE PROGRESSIVE CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(millions — except per share amounts)

Years Ended December 31,	2005		2004		2003
		Per		Per		Per
	Amount	Share	Amount	Share	Amount	Share

Basic:
Net income	$1,393.9	$7.08	$1,648.7	$7.74	$1,255.4	$5.79

Average shares outstanding	196.9		212.9		216.8

Diluted:
Net income	$1,393.9	$6.98	$1,648.7	$7.63	$1,255.4	$5.69

Average shares outstanding	196.9		212.9		216.8
Net effect of dilutive stock-based compensation	2.9		3.3		3.7

Total	199.8		216.2		220.5